Schwab Capital Trust Exhibit 77M

On December 3, 2009, the Laudus Rosenberg International Equity Fund, a series of Laudus Trust, was merged into the Schwab International Core Equity Fund, a series of Schwab Capital Trust. The merger was approved by the Board of Trustees of Laudus Trust on July 30, 2009.
At a special meeting of shareholders of the Laudus Rosenberg International Equity Fund held on November 19, 2009, the shareholders approved the merger.